EXHIBIT 99.1

Quantum BioPharma Submits its Candidate Breakthrough Patented Drug for Multiple Sclerosis for Fast-Track Program in the United Kingdom

TORONTO, July 08, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces through its subsidiary, Huge Biopharma Australia Pty Ltd., the submission of its patented candidate breakthrough drug, Lucid-21-302 (Lucid-MS), to the Innovative Licensing and Access Pathway (ILAP) Passport program in the United Kingdom (UK). The ILAP Passport application was submitted for Lucid-21-302 as a new, first-in-class treatment for multiple sclerosis (MS).

The ILAP Passport is the first step in the UK’s Innovative Licensing and Access Pathway (ILAP) – a program designed to accelerate the pace at which groundbreaking new medicines and treatments reach patients. ILAP brings together all key partners, including medicine developers, the Medicines and Healthcare Products Regulatory Agency (MHRA), health assessment bodies, the National Health System (NHS), and patients themselves. By working together through a single, streamlined platform, ILAP aims to reduce the time it takes to develop, review, approve, and deliver new treatments to patients. This highly coordinated and collaborative approach helps ensure that patients get the earliest possible access to the latest medical innovations, while also supporting the NHS and boosting the UK economy.

“We are excited to complete this submission for an ILAP Passport as this Program will help accelerate the clinical development of Lucid-21-302 as a new treatment for Multiple Sclerosis. Lucid-21-302 represents a new, patented, first-in-class treatment for MS targeting demyelination. We are excited about the possibility that the ILAP Program could accelerate drug development, regulatory approval and, most importantly, patient access to this exciting, new potential MS treatment in the UK,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

Dr. Lakshmi P. Kotra, a Director at Quantum Biopharma, commented that “our goal has always been to bring innovative drugs to patients as quickly as possible, and programs such as this in the UK are ideal avenues. At Quantum, we carefully and deliberately follow a well-thought-out global regulatory strategy to advance our clinical development efficiently, and as such we welcome partnerships with all stakeholders for better healthcare.”

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

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Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com